Investor Update

Roche

06014620

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Basel, 20 June 2006

SUPPL

Invitation to conference call on Roche data and results at EULAR 2006
Friday, June 23, 2006

We kindly invite you to participate in an analyst and investor conference call to present and discuss new data and results presented during the 2006 EULAR conference (The European League Against Rheumatism) on June 21-23 in Amsterdam, The Netherlands. The conference call will take place:

Friday, June 23, 2006 from 14:30 to 15:30 CET / 08:30 to 09:30 EST

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 22 2006
WASH, D.C. 156

Participants will be:

Dr. Karl Mahler, Head of Investor Relations, Roche

Dr. Urs Schleuniger, Business Director, Hematology & Autoimmune Diseases, Roche

Prof. Paul Emery, arc Professor of Rheumatology, Head of Musculoskeletal Unit, University of Leeds, UK

Prof. Edward C Keystone, Professor of Medicine, University of Toronto, Canada

Analysts and investors are invited to dial in to the conference call using the following dial-in numbers:

+41 (0) 91 610 56 00 (Europe and ROW)
+44 (0) 207 107 06 11 (UK)
+1 (1) 866 291 41 66 (USA Toll Free)

PROCESSED
JUN 23 2006
THOMSON
FINANCIAL

Please dial in to the conference call 10 – 15 minutes before the call is scheduled to start.

Alternatively, a live audio webcast can be accessed via http://ir.roche.com.

Ahead of the call, the presentation will be available from the IR website at http://ir.roche.com.

F. Hoffmann-La Roche Ltd CH-4070 Basel

Investor Relations
email:
investor.relations@roche.com

Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

A replay of the conference call will be available one hour after the conference call, for 48 hours. Access is by dialling:

+41 (0) 91 612 43 30 (Europe and ROW)
+44 (0) 207 108 62 33 (UK)
+1 (1) 866 416 25 58 (USA)

Listeners will be asked to enter the **ID 487** followed by the # sign.

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Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

Investor Update

Basel, 21 June 2006

FDA approves Avastin in combination with chemotherapy for second-line metastatic colorectal cancer patients

Dear Investor,

Please find attached a Genentech news release announcing that the U.S. Food and Drug Administration (FDA) approved Avastin (bevacizumab) in combination with intravenous 5-fluorouracil (5-FU)-based chemotherapy for second-line metastatic colorectal cancer.

Please do not hesitate to contact us if you have any further questions.

Roche IR Contacts:
Dr. Karl Mahler
Phone: +41 (0) 61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0) 61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0) 61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0) 61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:
Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:
International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com

Genentech NEWS RELEASE

Media Contact: Krysta Pellegrino (650) 225-8226
Investor Contact: Sue Morris (650) 225-6523
Advocacy Contact: Kristin Reed (650) 467-9831

FDA APPROVES AVASTIN® IN COMBINATION WITH CHEMOTHERAPY FOR SECOND-LINE METASTATIC COLORECTAL CANCER PATIENTS

SOUTH SAN FRANCISCO, Calif.– June 20, 2006 – Genentech, Inc. (NYSE: DNA) announced today that the U.S. Food and Drug Administration (FDA) approved Avastin® (bevacizumab) in combination with intravenous 5-fluorouracil (5-FU)-based chemotherapy for second-line metastatic colorectal cancer. Avastin is also approved as a first-line treatment of metastatic colorectal cancer (CRC) in combination with intravenous 5-FU-based chemotherapy.

"Avastin is the only biologic therapy with a demonstrated survival benefit in colorectal cancer, and this new indication offers CRC patients who have received a previous treatment regimen a new option to help fight their disease," said Hal Barron, M.D., senior vice president, Development and chief medical officer at Genentech. "Avastin used in combination with chemotherapy has become an important component of care for patients with metastatic colorectal cancer. We continue to study Avastin in both the adjuvant and metastatic settings, and Phase III trials in kidney, breast, pancreatic, non-small cell lung, prostate and ovarian cancers are ongoing in the hope that we may be able to help patients with other cancers as well."

The approval is based on results of a randomized, controlled, multicenter Phase III trial (E3200) of 829 patients with advanced or metastatic CRC who had received previous treatment with irinotecan and 5-FU as initial therapy for metastatic disease or as adjuvant therapy. The study showed that patients who received Avastin plus the 5-FU-based chemotherapy regimen known as FOLFOX4 (oxaliplatin/5-FU/leucovorin) had a 25 percent reduction in the risk of death (based on a hazard ratio of 0.75), the primary endpoint, which is equivalent to a 33 percent improvement in overall survival, compared to patients who

received FOLFOX4 alone. Median survival for patients receiving Avastin plus FOLFOX4 was 13.0 months, compared to 10.8 months for those receiving FOLFOX4 alone.

"Colorectal cancer is the second leading cause of cancer death in the United States, so we are encouraged by new treatments and options that are leading to increased survival for patients," said Amy E. Kelly, Co-founder and Executive Director of the Colon Cancer Alliance. "We believe Avastin is an important advance that offers hope for prolonging survival for patients, including those who have already been through first-line treatment."

In the E3200 study, the most common Grade 3-5 (non-hematologic) and Grade 4/5 (hematologic) adverse events which occurred at a higher incidence (≥ 2 percent) in the Avastin plus FOLFOX4 arm, compared to the FOLFOX4 alone arm, were: diarrhea, nausea, vomiting, dehydration, ileus, sensory neuropathy, other neurologic events, fatigue, abdominal pain, headache, hypertension and hemorrhage.

The trial was sponsored by the National Cancer Institute (NCI), part of the National Institutes of Health, and conducted by a network of researchers led by the Eastern Cooperative Oncology Group (ECOG). Genentech provided Avastin for the trial under the Cooperative Research and Development Agreement (CRADA) with the NCI for the clinical development of Avastin, as well as financial support for data management.

About Avastin

Avastin is a therapeutic antibody designed to inhibit Vascular Endothelial Growth Factor (VEGF), a protein that plays an important role in tumor angiogenesis and maintenance of existing tumor vessels. By inhibiting VEGF, Avastin is designed to interfere with the blood supply to a tumor, a process that is thought to be critical to a tumor's growth and metastasis. For full prescribing information and boxed warnings on Avastin and information about angiogenesis, visit www.gene.com. For more information on Avastin, visit www.avastin.com.

Avastin, in combination with intravenous 5-FU-based chemotherapy, is indicated for first- or second-line treatment of patients with metastatic carcinoma of the colon or rectum. The FDA first approved Avastin on February 26, 2004 as a first-line treatment for metastatic

colorectal cancer in combination with intravenous 5-FU-based chemotherapy. Approval was based on data from two trials. The pivotal trial was a large, placebo-controlled, randomized study that demonstrated a prolongation in the median survival of patients treated with Avastin plus the IFL (5-FU/leucovorin/CPT-11) chemotherapy regimen by approximately five months, compared to patients treated with the IFL chemotherapy regimen alone (20.3 months versus 15.6 months). The addition of Avastin to IFL improved overall survival by 52 percent (based on a hazard ratio of 0.66). In addition, this study demonstrated an improvement in progression-free survival of more than four months (10.6 months in the Avastin/IFL arm compared to 6.2 months in the IFL-alone arm).

Avastin Safety

Avastin has a well-established safety profile. In Genentech-sponsored studies, the most serious adverse events associated with Avastin were **gastrointestinal perforation, wound healing complications, hemorrhage,** arterial thromboembolic events, hypertensive crisis, nephrotic syndrome and congestive heart failure. The most common adverse events in patients receiving Avastin were asthenia, pain, abdominal pain, headache, hypertension, diarrhea, nausea, vomiting, anorexia, stomatitis, constipation, upper respiratory infection, epistaxis, dyspnea, exfoliative dermatitis, and proteinuria.

About the Avastin Development Program

Based on data showing that VEGF may play a broad role in a range of cancers, Genentech is pursuing a broad development program for Avastin that currently includes 130 clinical trials across 25 different types of cancer. Avastin is being evaluated in Phase III clinical trials for its potential use in adjuvant and metastatic colorectal, renal cell (kidney), breast, pancreatic, non-small cell lung, prostate and ovarian cancers. Avastin is also being evaluated in earlier stage trials as a potential therapy in a variety of solid tumor cancers and hematologic malignancies. In April 2006, Genentech submitted an sBLA for Avastin plus platinum-based chemotherapy for first-line treatment of advanced non-small cell lung cancer other than predominant squamous histology. In May 2006, Genentech submitted an sBLA for Avastin in combination with taxane chemotherapy for patients who have not previously received chemotherapy for their locally recurrent or metastatic breast cancer. For further information about Avastin clinical trials, please call 888-662-6728.

About VEGF and Tumor Angiogenesis

Genentech is a leader in research and product development in the area of angiogenesis, the process by which new blood vessels are formed. The link between angiogenesis and cancer growth has been discussed by many researchers for decades. It wasn't until 1989 that a key growth factor influencing the process, VEGF, was discovered by Napoleone Ferrara, M.D., a staff scientist at Genentech. Dr. Ferrara and his team at Genentech cloned VEGF, providing some of the first evidence that a specific angiogenic growth factor existed. This research was published in the journal *Science* in 1989. Dr. Ferrara then created a mouse antibody to this protein.

In 1993, in a study published in *Nature*, Dr. Ferrara and his team demonstrated that the antibody directed against VEGF could suppress angiogenesis and tumor growth in preclinical models, providing compelling evidence that VEGF can play a critical role in tumor growth. Clinical studies with a humanized version of the antibody, Avastin, began in 1997.

About Colorectal Cancer

According to the American Cancer Society (ACS), more than 150 patients die every day from colorectal cancer in the United States. Colorectal cancer is the second leading cause of cancer death in the United States and the third most frequently diagnosed cancer. The ACS estimates there will be 148,610 new cases of colorectal cancer diagnosed and 55,170 colorectal cancer deaths in 2006.

Genentech's Commitment to Patient Access

Genentech is committed to assisting eligible patients in accessing our therapies for approved indications, regardless of their ability to pay. Although Genentech's products are covered by most government and private insurance, Genentech established the Genentech® Access to Care Foundation (GATCF) in 1990 for its marketed products, and donates free product to eligible uninsured patients in the United States, except for Pulmozyme® (dornase alfa, recombinant), which is covered by the Genentech Endowment for Cystic Fibrosis.
Genentech has provided more than $700 million in free drug to patients since 1990. In 2005

alone, GATCF supported over 18,000 patients by providing approximately $200 million of free product. Genentech recently donated more than $21 million to several independent public charities that provide financial assistance to eligible patients who cannot access needed medical treatment due to co-pay costs. To learn more about these independent, public charities and potential financial assistance options, patients can speak with an Alternative Funding Specialist from Genentech's Single Point of Contact (SPOC) group by calling 888-249-4918 or visiting www.SPOConline.com.

About Genentech BioOncology

Genentech is committed to changing the way cancer is treated by establishing a broad oncology portfolio of innovative, targeted therapies with the goal of improving patients' lives. The company is the leading provider of anti-tumor therapeutics in the United States. Genentech is conducting clinical development programs for Rituxan® (Rituximab), Herceptin® (Trastuzumab), Avastin® (bevacizumab), and Tarceva® (erlotinib), and markets all four products in the United States, either alone (Avastin and Herceptin) or with Biogen Idec Inc. (Rituxan) or OSI Pharmaceuticals, Inc. (Tarceva).

The company has a robust pipeline of potential oncology therapies with a focus on four key areas: angiogenesis, apoptosis (i.e., programmed cell death), the HER pathway, and B-cell biology. An investigational antibody directed at the HER pathway is currently in Phase II trials. In early development, are a small molecule directed at the hedgehog pathway and an investigational agent targeting apoptosis.

Founded 30 years ago, Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant unmet medical needs. A considerable number of the currently approved biotechnology products originated from or are based on Genentech science. Genentech manufactures and commercializes multiple biotechnology products and licenses several additional products to other companies. The company has headquarters in South San Francisco, Calif., and is listed on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

For the full prescribing information for Tarceva and the full prescribing information and Boxed Warnings for Rituxan, Herceptin, and Avastin, please visit http://www.gene.com.

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This press release contains forward-looking statements regarding Avastin as a potential treatment for cancer. Such statements are predictions and involve risks and uncertainties such that actual results may differ materially. Among other things, Avastin's potential as a cancer treatment could be affected by unexpected safety, efficacy or manufacturing issues, additional time requirements for data analysis, BLA preparation and decision-making, discussions with the FDA or FDA actions, failure to receive FDA approval, competition, reimbursement, pricing, the ability to supply product, or product withdrawal. Please also refer to Genentech's periodic reports filed with the Securities and Exchange Commission. Genentech disclaims, and does not undertake, any obligation to update or revise the forward-looking statements in this press release.